SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Yes      ☐            No      ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

            Yes      ☐            No      ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

            Yes      ☐            No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Interim Financial Statements for the Quarter Ended March 31, 2004 and Independent Accountant’s Review Report” dated on June 18, 2004.

Telecomunicações de São Paulo S.A. - Telesp

Interim Financial Statements for the Quarter Ended March 31, 2004 and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of

Telecomunicações de São Paulo S.A. - Telesp

São Paulo - SP

1.	We have made a special review of the accompanying quarterly information, Company and consolidated, of Telecomunicações de São Paulo S.A. - Telesp and subsidiaries, consisting of the balance sheets as of March 31, 2004, the statements of income for the quarter then ended, management’s comments on consolidated performance and other relevant information, all expressed in Brazilian reais and prepared in conformity with Brazilian accounting practices under the responsibility of the Companies’ managements.

2.	Our review was conducted in accordance with specific standards established by IBRACON - Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas of the Companies as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Companies.

3.	Based on our special review, we are not aware of any significant change that should be made to the quarterly information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly information.

4.	The balance sheets, Company and consolidated, as of December 31, 2003, and the statements of income, Company and consolidated, for the quarter ended March 31, 2003, presented for comparative purposes, were, respectively, audited and reviewed by us and our audit opinion thereon and special review report, dated January 30, 2004 and April 30, 2003, respectively, were issued without qualification.

5.	These interim financial statements and related information have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 30, 2004

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003

(In thousands of Brazilian reais - R$)

	Company		Consolidated
	Mar./2004	Dec./2003	Mar./2004	Dec./2003
	(Unaudited)		(Unaudited)
ASSETS

CURRENT ASSETS	4,749,749	4,053,622	4,771,414	4,121,165

Cash and cash equivalents	780,795	179,960	809,196	214,932
Trade accounts receivable, net	2,669,540	2,423,472	2,678,824	2,430,974
Deferred and recoverable taxes	925,440	1,103,085	946,333	1,130,367
Loans receivable	31,840	—	—	—
Other recoverable amounts	69,758	70,494	70,675	71,516
Inventories	108,481	123,846	110,028	125,434
Other	163,895	152,765	156,358	147,942

NONCURRENT ASSETS	734,763	822,247	843,391	919,480

Deferred and recoverable taxes	361,609	429,333	382,782	441,099
Escrow deposits	293,518	280,226	294,144	280,853
Receivables from related parties	50,680	85,855	50,538	85,741
Other	28,956	26,833	115,927	111,787

PERMANENT ASSETS	14,646,264	15,161,923	14,572,313	15,082,174

Investments	344,485	356,056	164,036	165,363
Property, plant and equipment, net	14,150,555	14,642,029	14,240,139	14,735,494
Deferred charges	151,224	163,838	168,138	181,317

TOTAL ASSETS	20,130,776	20,037,792	20,187,118	20,122,819

The notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003

(In thousands of Brazilian reais - R$)

	Company		Consolidated
	Mar./2004	Dec./2003	Mar./2004	Dec./2003
	(Unaudited)		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES	5,696,265	5,921,252	5,721,788	5,957,980

Loans and financing	1,800,379	1,966,248	1,800,379	1,982,062
Accounts payable and accrued expenses	1,069,455	1,074,048	1,085,478	1,086,645
Taxes payable	781,189	709,262	785,535	712,565
Payroll and related charges	106,292	150,752	107,423	152,101
Profit participation payable	1,276,928	1,276,663	1,276,928	1,276,663
Consignments for third parties	183,328	212,247	183,855	212,615
Reserve for contingencies	51,036	49,390	51,105	49,408
Payables to related parties	21,309	22,249	20,934	21,950
Unrealized losses on derivatives	323,309	359,482	323,309	359,482
Other	83,040	100,911	86,842	104,489

LONG-TERM LIABILITIES	1,744,966	1,845,866	1,758,315	1,876,695

Loans and financing	861,875	979,547	861,875	995,087
Taxes payable	29,193	31,346	29,193	31,373
Reserve for contingencies	702,505	676,371	702,573	676,474
Payables to related parties	45,232	54,899	45,283	55,550
Other	106,161	103,703	119,391	118,211

DEFERRED INCOME	—	—	17,470	17,470

SHAREHOLDERS’ EQUITY	12,687,931	12,269,060	12,687,931	12,269,060

Capital	5,978,074	5,978,074	5,978,074	5,978,074
Capital reserves	2,744,321	2,744,031	2,744,321	2,744,031
Profit reserves	550,498	550,498	550,498	550,498
Retained earnings	3,415,038	2,996,457	3,415,038	2,996,457

FUNDS FOR CAPITALIZATION	1,614	1,614	1,614	1,614

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,130,776	20,037,792	20,187,118	20,122,819

The notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31, 2004 AND 2003

(In thousands of Brazilian reais - R$, except for per share data)

(Unaudited)

	Company		Consolidated
	Mar./2004	Mar./2003	Mar./2004	Mar./2003
GROSS OPERATING REVENUE	4,497,420	3,649,128	4,520,419	3,669,034

Telecommunication services/sales revenue	4,497,420	3,649,128	4,520,419	3,669,034
Revenue deductions	(1,250,242)	(986,768)	(1,254,256)	(988,293)

OPERATING REVENUE, NET	3,247,178	2,662,360	3,266,163	2,680,741
Cost of services provided and of sales	(1,837,564)	(1,566,759)	(1,842,945)	(1,572,278)

GROSS PROFIT	1,409,614	1,095,601	1,423,218	1,108,463

OPERATING EXPENSES	(692,536)	(595,212)	(709,485)	(608,776)

Selling	(386,000)	(263,990)	(409,795)	(268,850)
General and administrative	(236,252)	(270,860)	(239,330)	(275,938)
Results from investments accounted for under the equity method	(11,571)	1,266	(1,208)	231
Other, net	(58,713)	(61,628)	(59,152)	(64,219)

INCOME FROM OPERATIONS
BEFORE FINANCIAL EXPENSES	717,078	500,389	713,733	499,687
Financial expenses, net	(81,542)	(180,403)	(82,434)	(179,173)

INCOME FROM OPERATIONS	635,536	319,986	631,299	320,514
Nonoperating income (expense), net	9,189	10,884	9,221	10,884

INCOME BEFORE TAXES	644,725	330,870	640,520	331,398
Income and social contribution taxes	(226,144)	(110,298)	(221,939)	(110,826)

NET INCOME	418,581	220,572	418,581	220,572

NUMBER OF SHARES OUTSTANDING AT BALANCE SHEET DATE (IN THOUSANDS)	493,592,279	493,592,280

EARNINGS PER THOUSAND SHARES - R$	0.85	0.45

The notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2004

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1.	OPERATIONS AND BACKGROUND

a)	Formation of the Company, its controlling shareholders and corporate restructuring

Telecomunicações de São Paulo S.A. - Telesp (formerly Telesp Participações S.A. - “TelespPar”), hereafter denominated the “Company” or “Telesp”, is controlled by Telefónica S.A., which, as of March 31, 2004, holds, directly and indirectly, 84.71% of the common shares and 88.90% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly-held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the Securities and Exchange Commission - SEC, in the United States of America, and its American Depository Shares - ADSs, level II, are traded on the New York Stock Exchange - NYSE.

The Company’s activities are regulated by the Federal regulatory authority, the National Telecommunications Agency (ANATEL), in accordance with the terms of the concession granted by the Federal Government up to December 31, 2005, which may be renewed for another period of 20 years.

The Company is a concessionaire of the fixed-switch telephone service (STFC) of region 3, which comprises the State of São Paulo, in sectors 31, 32 and 34 established in the General Concession Plan (PGO).

b)	The telecommunication services subsidiaries

Assist Telefônica S.A.: a wholly-owned subsidiary incorporated as a closely-held company, mainly engaged in providing the following services: technical assistance for installation, operation and maintenance of internal telephony, data and IT networks; value-added services, including those related to internet content, connection and access, as well as technology services and all the necessary support related to the internet; installation, operation and maintenance of internet, intranet and extranet solutions; sale, rent and maintenance of general telecommunications and IT equipment and devices.

Aliança Atlântica Holding B.V.: a company headquartered in Amsterdam, Netherlands, is a joint venture formed in 1997 by Telebrás and Portugal Telecom, where each company had a 50% interest. As a result of the spin-off of Telebrás in February 1998, its interest in Aliança Atlântica was transferred to the Company. Currently, the Company has a 50% interest in Aliança Atlântica and Telefónica S.A. holds the other 50%. This company is proportionally consolidated by the Company.

Telecomunicações de São Paulo S.A. - Telesp

Companhia Aix de Participações: On June 30, 2001, the Company made a capital contribution of 32% to Companhia Aix de Participações with advances to Barramar S.A., which were recorded under property, plant and equipment for the direct and indirect development of activities related to the construction, conclusion and operation of underground duct networks for fiber optics. In November and December 2003, Companhia Aix de Participações underwent several corporate restructurings, in which the Company became the holder of 50% of its capital.

2.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The individual (Company) and consolidated interim financial statements have been prepared in accordance with Brazilian accounting practices, rules applicable to concessionaires of public telecommunications services, and standards and accounting procedures established by the CVM.

The consolidated interim financial statements include the balances and transactions of the wholly-owned subsidiary Assist Telefônica S.A. and the jointly-controlled subsidiaries Aliança Atlântica Holding B.V. and Companhia Aix de Participações, which were fully or proportionally consolidated according to CVM Instruction No. 247/96 rules.

All assets, liabilities, revenues and expenses from transactions between the consolidated companies were eliminated in consolidation.

3.	SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The interim financial statements have been prepared in accordance with the principles, practices and criteria consistently applied to the financial statements for the prior year and should be analyzed together with those financial statements.

4.	CASH AND CASH EQUIVALENTS

	Company		Consolidated
	Mar./2004	Dec./2003	Mar./2004	Dec./2003
Cash and banks	18,548	30,454	24,734	41,524
Temporary cash investments	762,247	149,506	784,462	173,408

Total	780,795	179,960	809,196	214,932

Temporary cash investments are comprised of highly liquid investments with maturities of three months or less.

Telecomunicações de São Paulo S.A. - Telesp

5.	TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	Mar./2004	Dec./2003	Mar./2004	Dec./2003
Unbilled	980,624	899,952	977,224	897,304
Billed	2,272,962	2,058,208	2,314,868	2,108,355

Gross accounts receivable	3,253,586	2,958,160	3,292,092	3,005,659
Allowance for doubtful accounts	(584,046)	(534,688)	(613,268)	(574,685)

Total	2,669,540	2,423,472	2,678,824	2,430,974

Current	1,883,208	1,750,263	1,889,695	1,756,359
Past due - 1 to 30 days	469,178	419,427	474,492	420,359
Past due - 31 to 60 days	177,723	142,750	177,980	144,137
Past due - 61 to 90 days	93,960	67,233	94,135	67,829
Past due - 91 to 120 days	41,073	51,957	41,270	52,493
Past due - more than 120 days	588,444	526,530	614,520	564,482

Total	3,253,586	2,958,160	3,292,092	3,005,659

The Company has receivable and payable balances under negotiation with Empresa Brasileira de Telecomunicações S.A. - Embratel. Amounts receivable and payable are recorded based on studies prepared by the Company; significant changes to such amounts are not expected. The related amounts receivable from Embratel are shown as current in the table above, amounting to R$68,258 as of March 31, 2004.

6.	DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	Mar./2004	Dec./2003	Mar./2004	Dec./2003
Income tax withheld at source	18,638	105,836	18,945	106,906
Prepaid income tax	170,901	144,840	174,004	148,496
Prepaid social contribution tax	22,799	84,915	23,250	85,401

Deferred taxes	800,208	896,927	837,235	929,777

Tax loss carryforward credits	65,062	106,755	80,612	115,379
Social contribution tax loss credits	23,454	38,360	29,053	41,465
Tax credit from corporate restructuring	153,776	219,680	153,776	219,680
Reserve for contingencies	242,768	230,407	242,815	230,449
Post-retirement benefit plans	28,977	28,014	28,977	28,015
Income tax on other temporary differences	210,420	200,987	222,060	216,485
Social contribution tax on other temporary differences	75,751	72,724	79,942	78,304
State VAT (*)	274,097	299,729	274,844	300,323
Other	406	171	837	563

Total	1,287,049	1,532,418	1,329,115	1,571,466

Current	925,440	1,103,085	946,333	1,130,367
Noncurrent	361,609	429,333	382,782	441,099

(*)	Refers to credits on the acquisition of property, plant and equipment items; recovery occurs in 48 months.

Telecomunicações de São Paulo S.A. - Telesp

Deferred income and social contribution tax credits

According to the tax legislation in force, tax losses can be offset against future taxable income, up to the annual limit of 30% of these future profits.

Considering the existence of taxable income in four out of the last five fiscal years and the expected generation of taxable income discounted to present value, based on a technical feasibility study, as provided for in CVM Instruction No. 371/02, the Company estimates the realization of the deferred tax credits as of March 31, 2004 as follows:

Year	Company	Consolidated
2004 (*)	474,634	474,634
2005	133,826	153,348
2006	106,697	118,412
2007	79,343	85,133
2008	5,708	5,708

Total	800,208	837,235

(*)	From April to December 2004.

The recoverable amounts above are based on projections that are subject to changes in the future.

Merged tax credit

The corporate restructuring in 1999 was carried out so as to avoid that the amortization of the merged goodwill would adversely affect the Company’s future results and the payment of dividends to its shareholders, and to ensure the realization of the tax credit used to increase capital.

The accounting records maintained for the Company’s corporate and tax purposes include specific accounts related to merged goodwill and the related reserve, as well as the corresponding amortization, reversal of reserve and tax credit. The balances are as follows:

	Company/Consolidated
	Mar./2004	Dec./2003
Effects on balance sheet:
Goodwill	465,988	665,698
Reserve	(312,212)	(446,018)

Net	153,776	219,680

Effect on income:
Goodwill amortization	(199,709)	(199,709)
Reversal of reserve	133,805	133,805
Tax credit	67,901	67,901

Effect on income	1,997	1,997

Telecomunicações de São Paulo S.A. - Telesp

For purposes of calculation of the tax credit arising from the merger, the tax rates applied were 25% for income tax and 8% for social contribution tax, in accordance with the tax legislation in force on the merger date. The social contribution tax rate is 9%.

Due to this change, as shown above, the amortization of goodwill, net of reversal of the related reserve and the corresponding tax credit, in the first quarter of 2004, resulted in an increase in net income and, consequently, in the calculation basis for mandatory minimum dividends.

For a better presentation of the Company’s financial position and results of operations, the net amount of R$153,776 (R$219,680 as of December 31, 2003) which, in essence, represents the merged tax credit, was recorded in the balance sheet in current assets as deferred and recoverable taxes. Amortization of goodwill, reversal of the reserve and the corresponding tax credit are included as operating income and expense in the statements of income.

Realization of tax credit

On November 25, 1999, SP Telecomunicações Holding S.A. (currently SP Telecomunicações Holding Ltda.) assumed the commitment to reimburse the Company in case the tax benefit derived from the goodwill amortization is not fully used within the 60-month period set forth for the use of the benefit. The assumed commitment was limited to the refund of the estimated tax benefit amount not used. At the end of the estimated 60-month period, in case the final balance is positive or zero, no amount will be refunded by SP Telecomunicações Holding Ltda. Accordingly, no credit related to the refund was recorded in the Company’s assets as of March 31, 2004, since management believes that the tax benefit will be fully used in the 60-month period set forth for the goodwill amortization.

7.	OTHER RECOVERABLE AMOUNTS

	Company		Consolidated
	Mar./2004	Dec./2003	Mar./2004	Dec./2003
Advances to employees	6,329	2,468	6,361	2,554
Advances to suppliers	28,749	40,618	29,189	41,058
Other advances	25,233	25,337	25,236	25,337
Other	9,447	2,071	9,889	2,567

Total current	69,758	70,494	70,675	71,516

Telecomunicações de São Paulo S.A. - Telesp

8.	INVENTORIES

	Company		Consolidated
	Mar./2004	Dec./2003	Mar./2004	Dec./2003
Consumable supplies	120,233	132,513	120,300	132,580
Resale items	147,783	156,610	159,955	168,823
Scrap	499	442	499	442
Public telephone prepaid cards	6,039	6,959	6,039	6,959
Allowance for reduction to realizable value	(166,073)	(172,678)	(176,765)	(183,370)

Total current	108,481	123,846	110,028	125,434

9.	OTHER ASSETS

	Company		Consolidated
	Mar./2004	Dec./2003	Mar./2004	Dec./2003
Prepaid expenses	59,137	57,044	53,332	53,351
Receivables from Barramar S.A. (*)	—	—	90,576	88,588
Receivables from affiliates - current	69,942	66,548	66,850	64,394
Repass of loans in foreign currency	4,682	4,641	4,682	4,641
Net tax incentives after allowance	411	411	411	411
Amounts linked to National Treasury	7,807	7,671	7,807	7,671
Receivables from sale of properties	22,397	22,060	22,397	22,060
Other	28,475	21,223	26,230	18,613

Total	192,851	179,598	272,285	259,729

Current	163,895	152,765	156,358	147,942
Noncurrent	28,956	26,833	115,927	111,787

(*)	Refer to receivables from Barramar S.A., in the amount of R$139,376, recorded by Companhia Aix de Participações, net of allowance for investment losses recorded by the Company in the amount of R$48,800, to cover probable losses on realization of receivables (see Note 11).

10.	ESCROW DEPOSITS

	Company		Consolidated
	Mar./2004	Dec./2003	Mar./2004	Dec./2003
Civil litigation	33,475	31,812	33,499	31,837
Tax litigation	207,373	201,797	207,924	202,349
Labor claims	52,670	46,617	52,721	46,667

Total noncurrent	293,518	280,226	294,144	280,853

Telecomunicações de São Paulo S.A. - Telesp

11.	INVESTMENTS

	Company		Consolidated
	Mar./2004	Dec./2003	Mar./2004	Dec./2003
In subsidiaries/affiliates carried under the equity method	250,699	262,270	—	—

Aliança Atlântica Holding B.V.	73,081	74,289	—	—
Assist Telefônica S.A.	114,700	122,865	—	—
Companhia Aix de Participações	129,187	131,385	—	—
Negative goodwill on acquisition of shares - Companhia Aix de Participações	(17,469)	(17,469)	—	—
Allowance for losses - Companhia Aix de Participações (*)	(48,800)	(48,800)	—	—

Investments carried at cost	93,786	93,786	164,036	165,363

Portugal Telecom	75,362	75,362	145,612	146,939
Other companies	29,149	29,149	29,149	29,149
Other investments	3,360	3,360	3,360	3,360
Tax incentives	15,164	15,164	15,164	15,164
Allowance for losses	(29,249)	(29,249)	(29,249)	(29,249)

Total	344,485	356,056	164,036	165,363

(*)	In consolidation, the allowance for investment losses is offset against receivables from Barramar S.A. recorded under other assets (Note 9).

The negative goodwill on the acquisition of shares of Companhia Aix de Participações recorded by the Company was allocated to “Deferred income” in the consolidated balance sheet.

The principal financial information on the subsidiaries/affiliates, as of March 31, 2004 and December 31, 2003, is as follows:

	Mar./2004			Dec./2003
	Aliança Atlântica	Assist Telefônica (Note 1.b))	Companhia Aix	Aliança Atlântica	Assist Telefônica	Companhia Aix
Paid-up capital	143,314	184,000	460,929	146,023	184,000	460,929

Subscribed capital	143,314	184,000	460,929	146,023	184,000	460,929
Retained earnings (deficit)	2,849	(69,300)	(202,555)	2,556	(61,135)	(198,159)

Shareholders’ equity	146,163	114,700	258,374	148,579	122,865	262,770

Shares (millions):
Number of subscribed shares	88	212,421	298,562	88	212,421	298,562
Number of common shares owned	44	212,421	149,281	44	212,421	149,281
Ownership	50%	100%	50%	50%	100%	50%

Telecomunicações de São Paulo S.A. - Telesp

Results of the equity method pick-up for the Company are as follows:

	Mar./2004	Mar./2003
Aliança Atlântica (exchange variation)	(1,208)	(695)
Assist Telefônica	(8,165)	1,035
Companhia Aix de Participações	(2,198)	926

Total	(11,571)	1,266

Additional information

•	Companhia Aix de Participações

Barramar S.A., which was incorporated with the implementation of the Barramar project, through contracts with several highway concessionaires, was committed to build an underground network of fiber optics ducts. According to these contracts, Barramar agreed to make available part of the network and make payments to the concessionaires. However, due to financial difficulties, Barramar failed to comply with certain clauses of the contracts with suppliers and concessionaires. Accordingly, in order to proceed with the activities related to the construction and subsequent sale of that network infrastructure, in 2001, a private instrument for credit assignment and other agreements was signed, according to which receivables of R$94,505 from Barramar became due by Companhia Aix de Participações to be paid through issuance of shares of the latter, through which that company was formed.

On November 19, 2003, the Company, together with other controlling shareholders (Alcatel Telecomunicações S.A. and Pegasus Telecom S.A.), approved the economic valuation of Companhia Aix de Participações, prepared by an independent firm, which included receivables from Barramar S.A., the realization of which is dependent upon the future profitability of Consórcio Refibra. The profitability of the consortium will result from contracts for use of the Company’s own infrastructure networks and those of Pegasus Telecom S.A. Based on this projection, the Board of Directors of Companhia Aix de Participações approved, on November 20, 2003, the recognition of an allowance for losses of R$157,400.

On December 16, 2003, Alcatel Telecomunicações S.A. sold its ownership interest to the Company and Pegasus Telecom S.A. As a result of this transaction, the Company acquired an additional 20.7% interest in that company, recording a discount of R$17,470. At the same time, the Company and Pegasus Telecom S.A. increased the capital of Companhia Aix de Participações through receivables from the latter in the amounts of R$105,752 and R$59,816, respectively. Accordingly, the Company is now the holder of a 50% interest in Companhia Aix de Participações.

Telecomunicações	de São Paulo S.A. - Telesp

12.	PROPERTY, PLANT AND EQUIPMENT, NET

	Company
	Annual depreciation rates - %	Mar./2004			Dec./2003
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		37,108,901	(23,277,662)	13,831,239	37,002,934	(22,656,569)	14,346,365

Switching and transmission equipment	12.50	15,368,413	(10,712,337)	4,656,076	15,298,905	(10,396,203)	4,902,702
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	11,132,801	(7,326,617)	3,806,184	11,129,437	(7,175,980)	3,953,457
Transmission equipment - modems	20.00	478,032	(320,096)	157,936	493,952	(324,983)	168,969
Underground and marine cables, poles and towers	5.00 to 6.67	387,489	(187,833)	199,656	387,234	(183,997)	203,237
Subscriber, public and booth equipment	12.50	1,683,396	(854,096)	829,300	1,654,744	(809,103)	845,641
IT equipment	20.00	441,833	(354,127)	87,706	439,871	(343,094)	96,777
Buildings and underground cables	4.00	6,237,608	(3,014,615)	3,222,993	6,232,290	(2,960,291)	3,271,999
Vehicles	20.00	53,303	(44,017)	9,286	55,033	(44,996)	10,037
Land	—	256,962	—	256,962	257,170	—	257,170
Other	10.00 to 20.00	1,069,064	(463,924)	605,140	1,054,298	(417,922)	636,376
Construction in progress	—	319,316	—	319,316	295,664	—	295,664

Total		37,428,217	(23,277,662)	14,150,555	37,298,598	(22,656,569)	14,642,029

Average depreciation rates - %		10.47			10.52

Assets fully depreciated		10,739,992			10,455,765

	Consolidated
	Annual depreciation rates - %	Mar./2004			Dec./2003
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		37,196,229	(23,292,697)	13,903,532	37,089,874	(22,667,697)	14,422,177

Switching and transmission equipment	12.50	15,368,480	(10,712,338)	4,656,142	15,298,905	(10,396,203)	4,902,702
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	11,135,138	(7,327,230)	3,807,908	11,131,612	(7,176,540)	3,955,072
Transmission equipment - modems	20.00	478,032	(320,096)	157,936	493,952	(324,983)	168,969
Underground and marine cables, poles and towers	5.00 to 6.67	387,489	(187,833)	199,656	387,234	(183,997)	203,237
Subscriber, public and booth equipment	12.50	1,683,402	(854,098)	829,304	1,654,750	(809,105)	845,645
IT equipment	20.00	442,929	(354,825)	88,104	440,971	(343,739)	97,232
Buildings and underground cables	4.00	6,237,659	(3,014,626)	3,223,033	6,232,341	(2,960,301)	3,272,040
Vehicles	20.00	53,556	(44,066)	9,490	55,286	(45,033)	10,253
Land	—	256,962	—	256,962	257,170	—	257,170
Other	10.00 to 20.00	1,152,582	(477,585)	674,997	1,137,653	(427,796)	709,857
Construction in progress	—	336,607	—	336,607	313,317	—	313,317

Total		37,532,836	(23,292,697)	14,240,139	37,403,191	(22,667,697)	14,735,494

Average depreciation rates - %		10.48			10.52

Assets fully depreciated		10,739,992			10,455,765

Telecomunicações de São Paulo S.A. - Telesp

Concession assets

The STFC Concession Agreement in effect until December 31, 2005 ensures the right to its renewal for an additional 20 years, that is, through December 31, 2025, with an annual payment of 2% of prior-year revenue, net of taxes. The first installment will be due on April 30, 2007 and subsequently every 24 months.

Financial commitments (maintenance and investment) are those derived from Universalization (PGMU) and Quality (PGMQ) obligations.

The following commitments are also provided for:

•	FUST (1% of net revenue).

•	FUNTTEL (0.5% of net revenue).

•	FISTEL fees on telecommunications stations, for both installation and operation, in proportion to stations in service.

•	All risk insurance for all and every Concession asset.

•	Insurance for maintenance of the economic conditions for continuity of service.

•	Insurance for guarantee of compliance with quality and universalization obligations.

Reversible assets

The Concession Agreement establishes that every asset held by the Company that is essential for providing the services described in said agreement should be considered reversible and comprise the assets of the respective concession. These assets will automatically revert to ANATEL upon the concession agreement expiration. As of March 31, 2004, the net book value of reversible assets is estimated at R$11,385,489 (R$11,850,521 in 2003), comprised of switching and transmission equipment, terminals for public use, external network equipment, energy equipment and system and operation support equipment.

Telecomunicações de São Paulo S.A. - Telesp

13.	DEFERRED CHARGES

Deferred charges as of March 31, 2004 and December 31, 2003 are comprised as follows:

	Company		Consolidated
	Mar./2004	Dec./2003	Mar./2004	Dec./2003
Preoperating expenses	34,403	37,192	41,571	44,596

Cost	55,788	55,788	65,240	65,240
Accumulated amortization	(21,385)	(18,596)	(23,669)	(20,644)

Merged goodwill - Ceterp S.A.	53,330	61,341	53,330	61,341

Cost	187,951	187,951	187,951	187,951
Accumulated amortization	(134,621)	(126,610)	(134,621)	(126,610)

Goodwill on acquisition of IP network	63,491	65,305	63,491	65,305

Cost	72,561	72,561	72,561	72,561
Accumulated amortization	(9,070)	(7,256)	(9,070)	(7,256)

Other	—	—	9,746	10,075

Cost	—	—	12,059	12,059
Accumulated amortization	—	—	(2,313)	(1,984)

	151,224	163,838	168,138	181,317

Preoperating expenses refer to costs incurred during the preoperating stage for long-distance services; amortization began in May 2002, being recognized over a period of 60 months.

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges due to that company’s subsequent merger on November 30, 2000. The period for amortization of the goodwill, based on the expectation of future profitability, is 60 months.

The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets and customer portfolio for the “IP Comutado” and “Speedy Link” services of Telefônica Empresas S.A. The portion of the acquired business which refers to the customer portfolio was treated as goodwill and recorded in deferred charges. According to the appraisal report, this goodwill, the economic basis of which is the expected future profitability, is amortizable over 120 months.

Telecomunicações	de São Paulo S.A. - Telesp

14.	LOANS AND FINANCING

	Currency	Annual interest rate - %	Maturity	Consolidated Mar./2004
				Current	Long term	Total
Mediocrédito	US$	1.75	2014	8,992	78,735	87,727
CIDA	CAN$	3.00	2005	1,092	472	1,564
Comtel	US$	10.75	2004	905,388	—	905,388
Other loans in foreign currency			Through 2009	884,907	782,668	1,667,575

Total				1,800,379	861,875	2,662,254

	Currency	Annual interest rate - %	Maturity	Consolidated Dec./2003
				Current	Long term	Total
Mediocrédito	US$	1.75	2014	9,345	82,555	91,900
CIDA	CAN$	3.00	2005	1,120	475	1,595
Comtel	US$	10.75	2004	923,434	—	923,434
Loan agreement (a)	R$	CDI + 2.75	Indeterminate	—	15,540	15,540
Loans in local currency (b)	R$	CDI + 2.75 and CDI + 2.80	2004	15,814	—	15,814
Other loans in foreign currency			Through 2009	1,032,349	896,517	1,928,866

Total				1,982,062	995,087	2,977,149

(a)	Refers to loans between Companhia Aix de Participações and Pegasus Telecom S.A., whose consolidated balance represents 50% of the total balance.
(b)	Refers to loans from financial institutions for financing of Companhia Aix de Participações’ working capital.

Telecomunicações de São Paulo S.A. - Telesp

The composition of other loans in foreign currency is as follows:

	Currency	Annual interest rate - %	Principal	Interest	Consolidated Mar./2004
Resolution No. 2,770	US$	2.38 to 15.45	528,321	33,538	561,859
Resolution No. 4,131	US$	Libor + 1.00 to Libor + 3.13	116,344	8,163	124,507
Import financing	US$	7.38 to 9.17 + IR	18,073	3,136	21,209
Import financing	US$	Libor + 0.25 + IR to Libor + 1.75 + IR	32,794	249	33,043
Debt assumption	US$	8.45 to 27.50	129,458	34,706	164,164
“Untied Loan” - JBIC	Yen	Libor + 1.25	760,986	1,807	762,793

			1,585,976	81,599	1,667,575

	Currency	Annual interest rate - %	Principal	Interest	Consolidated Dec./2004
Resolution No. 2,770	US$	2.38 to 15.45	562,357	26,077	588,434
Resolution No. 4,131	US$	7.80	57,784	3,992	61,776
Resolution No. 4,131	US$	Libor + 1.00 to Libor + 3.13	115,568	6,201	121,769
Import financing	US$	7.11 to 9.17	19,618	2,954	22,572
Import financing	US$	Libor + 0.25 to Libor + 3.00	62,598	2,338	64,936
Debt assumption	US$	8.45 to 27.50	206,506	54,360	260,866
“Untied Loan” - JBIC	Yen	Libor + 1.25	803,827	4,686	808,513

			1,828,258	100,608	1,928,866

Loans and financing with Comtel are guaranteed by Telebrás and those with Mediocrédito are guaranteed by the Federal Government.

Long-term debt maturities

Year	Amounts
2005	234,070
2006	147,109
2007	147,109
2008	147,109
Starting 2009	186,478

Total	861,875

Telecomunicações de São Paulo S.A. - Telesp

15.	TAXES PAYABLE

	Company		Consolidated
	Mar./2004	Dec./2003	Mar./2004	Dec./2003
Taxes on income:
Income tax payable	94,879	62,680	94,879	62,680
Social contribution tax payable	34,239	23,409	34,239	23,409

Deferred taxes payable:
Income tax	23,217	24,799	23,217	24,820
Social contribution tax	8,357	8,927	8,357	8,933

Indirect taxes:
Value-added tax (State tax)	569,757	551,870	570,614	552,418
Taxes on revenue	63,693	53,935	66,230	55,907
Other	16,240	14,988	17,192	15,771

Total	810,382	740,608	814,728	743,938

Current	781,189	709,262	785,535	712,565
Long term	29,193	31,346	29,193	31,373

Deferred taxes payable refer to amounts from special monetary restatement as per Law No. 8,200/91.

16.	PAYROLL AND RELATED CHARGES

	Company		Consolidated
	Mar./2004	Dec./2003	Mar./2004	Dec./2003
Wages, salaries and other compensation	20,519	17,738	20,728	17,929
Payroll charges	58,250	54,813	58,945	55,495
Accrued benefits	2,879	4,581	2,900	4,606
Employee profit sharing	24,644	73,620	24,850	74,071

Total	106,292	150,752	107,423	152,101

17.	CONSIGNMENTS FOR THIRD PARTIES

	Company		Consolidated
	Mar./2004	Dec./2003	Mar./2004	Dec./2003
Guarantees and deposits	8,830	6,521	8,830	6,521
Amounts charged to users	117,174	104,770	117,174	104,770
Retentions	55,246	98,904	55,773	99,272
Other consignments	2,078	2,052	2,078	2,052

Total	183,328	212,247	183,855	212,615

Telecomunicações de São Paulo S.A. - Telesp

18.	PROFIT PARTICIPATION PAYABLE

	Company/Consolidated
	Mar./2004	Dec./2003
Interest on capital	1,088,530	1,087,709

Telefónica Internacional S.A.	624,534	624,534
SP Telecomunicações Holding S.A.	194,347	194,347
Minority shareholders	269,649	268,828

Dividends	188,398	188,954

Minority shareholders	188,398	188,954

Total	1,276,928	1,276,663

19.	RESERVE FOR CONTINGENCIES

The Company, as an entity and also as the successor to the companies merged, and its subsidiaries are involved in labor, tax and civil proceedings filed with different courts. Company’s management, based on the opinion of its legal counsel, has recognized reserves for those cases in which an unfavorable outcome is considered probable and, on a conservative basis, in certain cases where whose risks are considered as possible and remote, as follows:

	Company		Consolidated
Nature	Mar./2004	Dec./2003	Mar./2004	Dec./2003
Labor	196,681	179,095	196,809	179,208
Tax	494,538	484,517	494,538	484,517
Civil	62,322	62,149	62,331	62,157

Total	753,541	725,761	753,678	725,882

Current	51,036	49,390	51,105	49,408
Long term	702,505	676,371	702,573	676,474

19.1.	Labor contingencies

The Company has various labor contingencies, with R$196,681 (R$196,809 - consolidated) reserved to cover probable losses. The amounts involved and the respective degree of risk are as follows:

	Amount
Risk	Telesp	Assist	Total
Remote	1,521,192	3,383	1,524,575
Possible	79,037	—	79,037
Probable	196,681	128	196,809

Total	1,796,910	3,511	1,800,421

Telecomunicações de São Paulo S.A. - Telesp

These contingencies involve various actions, mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

19.2.	Tax contingencies

	Amount
Risk	Telesp	Assist	Total
Remote	753,185	—	753,185
Possible	946,339	11,084	957,423
Probable	494,538	—	494,538

Total	2,194,062	11,084	2,205,146

The amount of R$494,538 as of March 31, 2004 includes contingencies classified by management as probable risk, as well as certain cases related to lawsuits filed by the Company, even when the risks are classified as possible (items “a”, “b”, “k” and “n”).

Based on the legal counsel’s opinion, the method of restatement of tax claims was revised, which resulted in a reduction in contingencies compared to the prior quarter.

The principal tax contingencies for which the risks are considered remote, possible and probable by management and its legal counsel are as follows:

•	Claims by the National Institute of Social Security (INSS), amounting to R$631,722, referring to:

a)	Collection of Work Accident Insurance (SAT) and the assessment of joint liability for social security contributions allegedly not paid by contracted third parties, for which the risk is considered possible, amounting to approximately R$261,005. Due to a partially unfavorable decision, management classified R$124,967 (December 2003) of the total contingency as a probable risk, and recognized a reserve in the same amount to cover possible losses.

b)	Social security contributions on the payment of compensation arising from the replacement of salary losses originating from the government’s economic stabilization plans, “Plano Verão” and “Plano Bresser”, amounting to approximately R$160,852, for which the risk is considered possible. Due to decisions made by higher courts and an unfavorable decision obtained by another Group company in a similar case, management decided to classify R$49,099 (December 2003) of the contingency as a probable risk, and recognized a reserve in the same amount to cover possible losses.

Telecomunicações de São Paulo S.A. - Telesp

c)	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) on the payment of various salary amounts for the period from January 1999 to December 2000, in the amounts of approximately R$44,733 and R$1,333, for which the risk is considered possible and probable, which are in the lower court and at the administrative level, respectively.

d)	Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$163,799, for which the risk is considered possible. This process is at the second administrative level.

•	Claims by the Finance Secretary of the State of São Paulo, totaling R$651,059, referring to:

e)	Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) allegedly due on international long-distance calls amounting to approximately R$148,489 for the period from November to December 1996 and from January 1997 to March 1998, considered as a possible risk, and to R$158,949 for the period from April 1998 to December 1999, considered as a remote risk. The first claim is at the first administrative level and the second claim is at the second level.

f)	Assessment, on February 29, 2000, demanding payment of the ICMS allegedly due on cell phone activation in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$251,873, considered as a remote risk. The claim is at the first administrative level.

g)	Assessment, on July 2, 2001, demanding the difference in ICMS paid without late-payment penalty, amounting to R$4,960, considered as a possible risk. The claim is in the lower court.

h)	Infraction notice related to the use of credits in the period from January to April 2002, in the amount of R$26,595, for which the risk is considered remote. The claim is at the second administrative level.

i)	Infraction notice related to the use of ICMS credits on acquisition of consumable materials, in the amount of R$9,793, for which the risk is considered possible. The claim is at the second administrative level.

j)	Infraction notice related to the nonreversal of ICMS credits in proportion to sales and exempt and nontaxed services in the period from January 1999 to June 2000, in addition to an ICMS credit unduly used in March 1999. The total amount involved is R$50,400. The risk is considered possible by legal counsel. The claim is at the first administrative level.

Telecomunicações de São Paulo S.A. - Telesp

•	Litigation at the Federal and Municipal levels in the amount of R$318,460:

k)	The Company filed a lawsuit challenging the expansion of the COFINS and PIS (taxes on revenue) (PIS - through November 2002) tax basis, requiring the inclusion of financial and securitization income and exchange gains, instead of only on operating revenues. Despite the injunction obtained suspending the change in the calculation method, the Company considered the risk as possible and recognized a reserve of R$216,413 in case the final court decision is unfavorable to the Company.

l)	FINSOCIAL, now COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies which led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999) against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$15,093, considered as a possible loss. The claim is at the second administrative level.

m)	Litigation contesting the incidence of taxation for corporate income tax, social contribution tax, PASEP and COFINS on telecommunication services of Ceterp, merged in November 2000, based on paragraph 3 of article 155 of the Federal Constitution, according to which, with the exception of VAT and taxes on exports and imports, no other taxation applies to services. The Company considers this case as a probable loss, and has reserved the amount of R$69,136. The claim is at the second administrative level.

n)	Lawsuit filed to obtain a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, that would require the Company to pay the Economic Domain Intervention Contribution Tax (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of the referred tax is clear. The lawsuit also requests approval to offset, against other taxes payable, the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 related to the remittance made on October 18, 2002. Although the risk of loss is considered as possible, the Company recognized a reserve for the unpaid amounts, in the amount of R$9,018. The claim is in the lower court.

o)	At the municipal level, the Company has contingencies related to real estate tax (IPTU) in the amount of R$635, which have all been accrued due to the existence of favorable and unfavorable decisions in relation to the Company’s position.

p)	The City of São Paulo assessed the Company, alleging differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$8,165. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk is possible. The claim is at the first administrative level.

Telecomunicações de São Paulo S.A. - Telesp

•	There are other contingencies that have also been accrued, for which the involved amount is R$23,937; the risk is considered probable by management.

19.3.	Civil contingencies

	Amount
Risk	Telesp	Assist	Total
Remote	362,197	1,493	363,690
Possible	845,642	88	845,730
Probable	62,322	9	62,331

Total	1,270,161	1,590	1,271,751

The Company is involved in public class action lawsuits related to the Community Telephony Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$534,997. The risks involved are considered possible by legal counsel. The claim is at the second administrative level.

20.	OTHER LIABILITIES

	Company		Consolidated
	Mar./2004	Dec./2003	Mar./2004	Dec./2003
Accrual for post-retirement benefit plans (Note 30)	85,226	82,394	85,228	82,396
Advances from customers	43,749	46,575	43,749	46,575
Amounts to be refunded to subscribers	38,673	53,746	42,347	57,254
Other debtors	21,553	21,899	34,909	36,475

Total	189,201	204,614	206,233	222,700

Current	83,040	100,911	86,842	104,489
Long term	106,161	103,703	119,391	118,211

21.	SHAREHOLDERS’ EQUITY

a)	Capital

Capital as of March 31, 2004 and December 31, 2003 is R$5,978,074. Subscribed and paid-up capital is represented by shares without par value, distributed as follows:

Common shares	165,320,206,602
Preferred shares	328,272,072,739

Total outstanding shares	493,592,279,341

Book value per thousand shares outstanding - R$	25.71

Telecomunicações de São Paulo S.A. - Telesp

Preferred shares are nonvoting but have priority in the redemption of capital and are entitled to dividends 10% higher than those attributable to common shareholders, as per article 7 of the Company’s bylaws and clause I, article 17, of Law No. 6,404/76, amended by Law No. 10,303/01.

22.	OPERATING REVENUE, NET

	Company		Consolidated
	Mar./2004	Mar./2003	Mar./2004	Mar./2003
Monthly charges	1,130,313	982,198	1,120,097	982,467
Installation	21,889	22,244	21,889	22,244
Local service	777,811	677,585	777,811	677,585

Domestic long distance	753,359	494,442	753,359	494,442

Intraregional	568,207	369,229	568,207	369,229
Interregional	185,152	125,213	185,152	125,213

International long distance	28,185	22,582	28,185	22,582
Network	1,023,789	829,386	1,023,789	829,386
Use of network	265,760	282,942	265,760	282,942
Public telephones	76,918	51,772	76,918	51,772
Business communication	222,132	126,430	222,132	126,430
Other	197,264	159,547	230,479	179,184

Gross operating revenue	4,497,420	3,649,128	4,520,419	3,669,034

Taxes on gross revenue	(1,220,179)	(968,291)	(1,224,193)	(969,816)

State VAT (ICMS)	(1,053,602)	(832,898)	(1,053,908)	(833,010)
PIS and COFINS (taxes on revenue)	(165,432)	(133,019)	(168,205)	(133,942)
Municipal services tax (ISS)	(1,145)	(2,374)	(2,080)	(2,864)
Discounts	(30,063)	(18,477)	(30,063)	(18,477)

Net operating revenue	3,247,178	2,662,360	3,266,163	2,680,741

Notes:

LDN - National long distance.

LDI - International long distance.

On July 6, 2003, the wireless operators implemented the Carriers Selection Code (CSP) on national (VP2 and VP3) and international long distance calls, according to SMP rules. The Company started recognizing revenues from these services and paying, in turn, wireless operators for the use of their networks.

Telecomunicações de São Paulo S.A. - Telesp

On June 26, 2003, through Notices No. 37,166 and No. 37,167, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective June 30, 2003, except for the former Ceterp’s region which is July 3, 2003. The local basic plan had an average increase of 28.75%, including a productivity gain of 1%, while the maximum net tariffs for the long-distance services basic plan had an average increase of 24.84%, including a productivity gain of 4%, as established in the concession contract. The net charges for other STFC services and products were increased by 30.05% on average. However, a preliminary court order annulled ANATEL’s resolutions and stipulated the IPC-A (Extended Consumer Price Index), of approximately 17%, in lieu of the IGP-DI (General Price Index - Internal Availability) for the calculation set forth in clauses 11.1 and 11.2 of the public telephone service concession contracts. This court order is subject to appeals; however, it continues in force. The main question, at the end of the legal process, is to define the index to be applied in the adjustment.

23.	COST OF SERVICES PROVIDED

	Company		Consolidated
	Mar./2004	Mar./2003	Mar./2004	Mar./2003
Depreciation and amortization	631,661	666,515	634,032	666,515
Personnel	42,962	75,036	43,525	75,189
Materials	9,433	13,746	9,475	13,833
Network interconnection	895,710	583,728	895,710	583,728
Outside services	208,120	179,990	210,453	184,708
Cost of goods sold	10,920	—	10,960	529
Other	38,758	47,744	38,790	47,776

Total	1,837,564	1,566,759	1,842,945	1,572,278

24.	SELLING EXPENSES

	Company		Consolidated
	Mar./2004	Mar./2003	Mar./2004	Mar./2003
Depreciation and amortization	1,873	1,294	1,873	1,294
Personnel	39,996	33,501	40,951	33,510
Materials	13,295	6,989	13,348	7,059
Outside services	189,930	112,509	211,475	115,896
Provision for doubtful accounts	133,715	103,478	134,864	104,868
Other	7,191	6,219	7,284	6,223

Total	386,000	263,990	409,795	268,850

Telecomunicações de São Paulo S.A. - Telesp

25.	GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	Mar./2004	Mar./2003	Mar./2004	Mar./2003
Depreciation and amortization	55,649	46,037	57,756	46,234
Personnel	33,439	83,156	34,476	84,033
Materials	3,701	6,290	3,722	6,307
Outside services	135,848	122,766	135,588	126,697
Other	7,615	12,611	7,788	12,667

Total	236,252	270,860	239,330	275,938

26.	FINANCIAL EXPENSES, NET

	Company		Consolidated
	Mar./2004	Mar./2003	Mar./2004	Mar./2003
Financial income	105,800	535,569	106,166	536,851

Income from temporary cash investments	15,694	69,041	16,478	70,137
Gains on derivative operations	50,971	190,764	50,971	190,764
Interest	22,251	24,506	21,734	24,655
Other	631	4,867	730	4,904
Monetary/exchange variations	16,253	246,391	16,253	246,391

Financial expenses	(187,342)	(715,972)	(188,600)	(716,024)

Interest on liabilities	(59,630)	(153,883)	(60,613)	(153,888)
Losses on derivative operations	(73,715)	(542,405)	(73,715)	(542,405)
Expenses on financial transactions	(17,431)	(19,543)	(17,706)	(19,678)
Monetary/exchange variations	(36,566)	(141)	(36,566)	(53)

Total	(81,542)	(180,403)	(82,434)	(179,173)

Telecomunicações de São Paulo S.A. - Telesp

27.	OTHER OPERATING EXPENSES, NET

	Company		Consolidated
	Mar./2004	Mar./2003	Mar./2004	Mar./2003
Income	84,613	68,738	84,032	68,345

Technical and administrative services	14,977	12,749	14,266	12,199
Income from supplies	5,305	4,467	5,305	4,467
Dividends	446	14	446	14
Fines on telecommunication services	24,906	20,781	24,906	20,881
Recovered expenses	14,125	5,708	14,187	5,735
Reversal of reserve for contingencies	8,236	2,189	8,303	2,189
Other	16,618	22,830	16,619	22,860

Expenses	(143,326)	(130,366)	(143,184)	(132,564)

Supplies, including write-offs and adjustments to realizable value	(8,248)	(14,269)	(8,248)	(14,331)
Goodwill amortization - Ceterp	(8,011)	(8,011)	(8,011)	(8,011)
Donations and sponsorships	(4,290)	(1,040)	(4,290)	(1,047)
Taxes (other than on income)	(57,819)	(47,274)	(57,666)	(47,339)
Provision for contingencies	(21,743)	(32,028)	(21,754)	(32,032)
Commissions on voice and data communication services (*)	(27,701)	(21,514)	(27,701)	(21,514)
Other	(15,514)	(6,230)	(15,514)	(8,290)

Total	(58,713)	(61,628)	(59,152)	(64,219)

(*)	Refers mainly to commissions to Telefônica Empresas S.A.

28.	NONOPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	Mar./2004	Mar./2003	Mar./2004	Mar./2003
Income	12,877	12,456	12,916	12,456

Proceeds from sale of property, plant and equipment	3,283	2,336	3,283	2,336
Unidentified taxes collected	8,502	8,992	8,502	8,992
Other	1,092	1,128	1,131	1,128

Expenses	(3,688)	(1,572)	(3,695)	(1,572)

Cost of property, plant and equipment disposals	(3,675)	(1,570)	(3,682)	(1,570)
Other	(13)	(2)	(13)	(2)

Total	9,189	10,884	9,221	10,884

Telecomunicações de São Paulo S.A. - Telesp

29.	INCOME AND SOCIAL CONTRIBUTION TAXES

The Company recognizes income and social contribution taxes monthly on the accrual basis and pays the taxes on an estimated basis. The taxes calculated on income as of the date of interim statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as deferred and recoverable taxes.

Reconciliation of tax charge to the official tax rates

The table below is a reconciliation of the reported tax charge and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in 2004 and 2003.

	Company		Consolidated
	Mar./2004	Mar./2003	Mar./2004	Mar./2003
Income before taxes	644,725	330,870	640,520	331,398

Social contribution tax
Charge	(58,025)	(29,778)	(57,647)	(29,826)
Permanent differences:
Equity in subsidiaries	(1,041)	114	(109)	21
Difference in merged tax credit rate (Note 6)	1,997	1,997	1,997	1,997
Nondeductible expenses, gifts, incentives and dividends received	(1,469)	(134)	(1,667)	(134)

Social contribution tax charge in the statement of income	(58,538)	(27,801)	(57,426)	(27,942)

Income tax
Charge	(161,181)	(82,718)	(160,130)	(82,850)
Permanent differences:
Equity in subsidiaries	(2,893)	316	(302)	58
Nondeductible expenses, gifts, incentives and dividends received	(3,824)	(365)	(4,373)	(362)

Other items-
Incentives (cultural, employee meals and transport)	292	270	292	270

Income tax charge in the statement of income	(167,606)	(82,497)	(164,513)	(82,884)

Total income and social contribution tax expenses	(226,144)	(110,298)	(221,939)	(110,826)

The components of deferred tax assets and liabilities on temporary differences are shown in Notes 6 and 15, respectively.

Telecomunicações de São Paulo S.A. - Telesp

30.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The principal balances with related parties are as follows:

	Consolidated
	Mar./2004	Dec./2003
ASSETS
Current assets	143,295	168,693

Trade accounts receivable	69,945	97,799
Other:
Other recoverable amounts	6,500	6,500
Receivables from related parties	66,850	64,394

Noncurrent assets	50,538	85,741

Receivables from related parties	50,538	85,741

Total assets	193,833	254,434

LIABILITIES
Current liabilities	305,555	285,477

Accounts payable	283,117	262,087
Other:
Consignments on behalf of third parties	1,504	1,440
Payables to related parties	20,934	21,950

Long-term liabilities	49,021	59,347

Payables to related parties	45,283	55,550
Other-
Other creditors	3,738	3,797

Total liabilities	354,576	344,824

	Consolidated
	Mar./2004	Dec./2003
STATEMENT OF INCOME
Revenue	111,043	348,140

Telecommunication services	106,286	332,743
Financial income	74	3,112
Other operating income	4,683	12,285

Costs and expenses	(637,503)	(105,988)

Cost of services provided	(522,106)	(38,180)
Selling	(66,307)	(28,673)
General and administrative	(22,797)	(18,279)
Financial expenses	(103)	(113)
Other operating expenses	(26,190)	(20,743)

Telecomunicações de São Paulo S.A. - Telesp

•	Trade accounts receivable include receivables for telecommunications services, principally from Telerj Celular S.A., Celular CRT S.A., Telefônica Empresas S.A., Atento Brasil S.A. and Telesp Celular S.A. and for international long-distance services, principally from Telefónica de Argentina S.A.

•	Other in current assets refers to advances to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

•	Receivables from related parties in current and noncurrent assets are comprised of receivables from Telefônica Empresas S.A., Telefónica Internacional S.A., Telefônica S.A., Tele Sudeste Celular Participações S.A., Telefônica Publicidade e Informação Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Atento Brasil S.A., Telefônica Data do Brasil Ltda., Terra Networks Brasil S.A. and other Group companies for services provided, consulting fees, salary, travel and other expenses paid by the Company to be reimbursed by the respective companies.

•	Accounts payable include services provided primarily by Telefônica Procesos y Tecnologia de la Información, Atento Brasil S.A., Telerj Celular S.A., TeleBahia Celular S.A., Telefônica Empresas S.A., Tele-Leste Celular S.A., Telergipe Celular S.A., Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento Ltda., Telefônica Factoring do Brasil Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Global Telecom S.A., Celular CRT S.A., Telesp Celular S.A. and international long- -distance services provided by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A. and Telefónica de España S.A.

•	Payables to related parties in current and long-term liabilities are comprised mainly of consulting fees and management fee payable to Telefónica Internacional S.A., administrative services in the accounting, financial, human resources, equity, logistics and IT areas payable to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and voice and data communication services payable to Telefônica Empresas S.A.

•	Revenue from telecommunication services comprises mainly billings to Telesp Celular S.A., Telefônica Empresas S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

•	Other operating revenues include revenue from lease of equipment for the Switched IP and Speedy Link networks to Telefônica Empresas S.A.

•	Cost of services provided refers to customer services provided by Atento Brasil S.A. and administrative services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., as well as interconnection services provided by Telesp Celular S.A., Tele- -Sudeste S.A., CRT Celular S.A., Tele-Leste Celular S.A. and Telecentro-Oeste S. A.

•	Selling expenses refer to services provided by Atento Brasil S.A., Telefônica Empresas S.A., Telesp Celular S.A., Terra Brasil S.A., and Telefônica Publicidade e Informação S.A.

•	General and administrative expenses refer to customer services provided by Atento Brasil S.A., administrative services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., management fees paid to Telefónica Internacional S.A., rent of data circuits paid to Telefônica Empresas S.A., and systems development services paid to Telefônica Pesquisa e Desenvolvimento Ltda.

•	Other operating expenses refer to commissions on voice and data communication services provided by Telefônica Empresas S.A.

Telecomunicações de São Paulo S.A. - Telesp

31.	POST-RETIREMENT BENEFIT PLANS

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existent. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the unified plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Supplementary Pension Plan Secretariat on January 13, 2000.

Due to the end of unification in December 1999, Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan) which covers approximately 1% of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions for the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The method used to determine costing is the capitalization method and the contribution by the sponsoring entity is 61.4% of payroll of employees covered by the plan, of which 59.9% is allocated to costing of the PBS Telesp Plan and 1.5% to costing of the PAMA Plan.

For the other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is supported by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for funding all administrative expenses and plan maintenance, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

In the period from January to March 2004, the Company made contributions to the PBS Telesp Plan in the amount of R$77 (R$65 in the same period in 2003) and the Visão Telesp Plan in the amount of R$4,455 (R$5,041 in the same period in 2003).

Assist individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 42% of its employees. Assist’s contributions to that plan totaled R$45 (R$17 in the same period in 2003).

Telecomunicações de São Paulo S.A. - Telesp

The Company recognized actuarial liabilities as provided in CVM Instruction No. 371 of December 13, 2000. The actuarial valuation of the plans was made using the projected unit credit method, based on the plan assets as of November 30, 2003 and November 30, 2002. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The accrual for the plans as of March 30, 2004 and December 31, 2003 is as follows:

Plan	Mar./2004	Dez./2003
PBS/Visão Telesp/CTB	34,827	33,398
PAMA	50,399	48,996

Total - Company	85,226	82,394
(Asset)/liability - Visão Assist	2	2

Total consolidated	85,228	82,396

Shown below are expenses estimated for 2004 as per actuaries’ report:

Plan	Amounts
PBS/Visão Telesp/CTB
Cost of current service	2,932
Interest cost	13,006
Expected return on plan assets	(9,855)
Employees’ contribution	(367)

Total - PBS/Visão Telesp/CTB	5,716

PAMA
Cost of current service	77
Interest on actuarial liabilities	12,395
Expected return on plan assets	(6,860)

Total - PAMA	5,612

Total of plans	11,328

32.	COMMITMENTS

a)	Capital expenditures

The Company submitted to the Board of Directors the capital expenditure budget for 2004, in the amount of R$1,410,859 - consolidated, which was subsequently approved by the Annual Shareholders’ Meeting on March 25, 2004. The source will be funds generated by operations.

Telecomunicações de São Paulo S.A. - Telesp

As of March 31, 2004, R$196,781 had been invested by the Company and R$175 by the wholly-owned subsidiary Assist Telefônica S.A. The new capital expenditure commitments contracted in the first quarter of 2004 are as follows:

Year of expenditure	Total contracted	Total budgeted
2004	271.039	296.034

b)	ANATEL commitments

Quality and universalization targets for fixed-switch telephone service are available to monitor the Company’s performance at ANATEL’s website: www.anatel.gov.br.

33.	INSURANCE

It is the policy of the Company and its subsidiaries to obtain insurance coverage for all high-risk assets and liabilities of significant values, based on management’s judgment, according to instructions of the Telefónica S.A. corporate program. The Company strictly complies with Brazilian legislation for contracting insurance.

Type	Insurance coverage
Operating risks (loss of profits)	US$	6,743,393,000
Optional third-party liability - vehicles	R$	1,000
ANATEL guarantee insurance	R$	30,759

34.	FINANCIAL INSTRUMENTS

In compliance with the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary made an evaluation of the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Telecomunicações de São Paulo S.A. - Telesp

Book and market values of financial instruments as of March 31, 2004 and December 31, 2003 are as follows:

	Consolidated
	Mar./2004		Dec./2003
	Book value	Market value	Book value	Market value
Loans and financing	(2,662,254)	(2,673,535)	(2,977,149)	(3,006,402)
Derivatives	(323,309)	(174,475)	(359,482)	(178,393)
Cash and cash equivalents	809,196	809,196	214,932	214,932
Portugal Telecom - direct and indirect interest through Aliança Atlântica	145,612	347,527	146,939	310,515

Total	(2,030,755)	(1,691,287)	(2,974,760)	(2,659,348)

The Company has investments carried under both the cost and equity methods. The net assets of the subsidiary, Aliança Atlântica, are represented principally by an equity interest of 0.42% in Portugal Telecom.

The Company has a direct interest of 0.64% and an indirect interest of 0.21% in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of March 2004 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 9.10 euros (7.98 euros in December 2003):

	Consolidated
	Mar./2004		Dec./2003
	Book value	Market value	Book value	Market value
Portugal Telecom - direct interest	75,362	260,645	75,362	232,886
Portugal Telecom - indirect interest through Aliança Atlântica	70,250	86,882	71,577	77,629

	145,612	347,527	146,939	310,515

The principal market risk factors that affect the Company’s business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the results of operations are significantly affected by the foreign exchange rate risk. As of March 31, 2004, 100% of the debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); 99.9% of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). Gains or losses on these operations are recorded in income. As of March 31, 2004, these transactions generated a net loss of R$22,744 (consolidated). The Company has recorded a liability of R$323,309 to reflect the unrealized temporary loss.

Telecomunicações de São Paulo S.A. - Telesp

The book value and market value of the Company’s net excess (exposure) to the exchange rate risk as of March 31, 2004 and December 31, 2003 are as follows:

	Consolidated
	Mar./2004		Dec./2003
	Book value	Market value	Book value	Market value
Liabilities
Loans and financing	2,662,254	2,673,535	2,945,795	2,975,048
Purchase commitments	52,554	52,554	40,846	40,846

Asset position on swaps	2,711,062	2,731,306	2,983,462	3,020,168

Net excess (exposure)	(3,746)	5,217	(3,179)	4,274

The valuation method used to calculate the market value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date.

b)	Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results.

As of March 31, 2004, the Company had R$2,662,254 (R$2,945,795 as of December 31, 2003) of loans and financing in foreign currency, of which R$1,741,911 (R$1,950,577 as of December 31, 2003) was at fixed interest rates and R$920,343 (R$995,218 as of December 31, 2003) was at variable interest rates (Libor). To hedge against the exchange risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI, in a way that the Company’s financial result is affected by the CDI. On the other hand, the Company invests its excess cash (temporary cash investments) of R$809,196 (R$214,932 as of December 31, 2003) mainly in short-term instruments, based on the CDI variation, which reduces this risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

The Company has a hedge against external variable interest rate risks on the financing obtained from JBIC - Japan Bank for International Cooperation. The Company continues monitoring market rates in order to evaluate the need to contract other derivatives to hedge against the volatility risk of external variable rates on the remaining balance.

As of March 31, 2004, the Company had swap transactions - CDI versus fixed rate - to partially hedge against internal interest rate fluctuations. Hedged operations mature in September 2004 and January 2005, totaling R$1,593,738 (R$1,117,359 as of December 31, 2003).

Telecomunicações de São Paulo S.A. - Telesp

Another risk to which the Company is exposed is the nonmatching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates which affect the Company’s debt.

c)	Debt acceleration risk

As of March 31, 2004, most of the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applied to such agreements, relating to cash generation, debt ratios and other. These restrictive clauses have been complied with by the Company in full and do not restrict its capacity to conduct its regular business.

d)	Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of March 31, 2004, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among creditworthy financial institutions.

35.	SUBSEQUENT EVENT

On April 8, 2004, the Company published a notice for declaration of interim dividends and interest on capital for fiscal 2004, as decided at the Board of Directors’ Meeting on April 7, 2004, subject to approval of Shareholders’ Meeting, and payment of interest on capital for fiscal 2003 decided at the Annual Shareholders’ Meeting on March 25, 2004.

a)	Interim dividends - fiscal 2004

The Company declared interim dividends in the amount of R$613,570 based on retained earnings of the last annual balance sheet, according to article 28 of the Company’s bylaws and articles 204 and 105 of Law No. 6,404/76.

	Type of shares
	Common	Preferred (*)
Value per thousand shares - R$	1.165553	1.282108

(*)	10% higher than the value of each common share, according to article 7 of the Company’s bylaws.

Telecomunicações de São Paulo S.A. - Telesp

Interim dividends will be included in mandatory minimum dividends for fiscal 2004, subject to shareholders’ approval, as provided for in sole paragraph, article 28 of the Company’s bylaws.

These dividends started being paid on April 23, 2004 to the holders of common and preferred shares who were in the Company’s records at the end of April 7, 2004.

b)	Interest on capital - fiscal 2004

The Company declared interest on capital in the amount of R$295,800, less withholding income tax at the rate of 15%, resulting in net interest of R$251,430, according to article 9 of Law No. 9,249/95 and CVM Resolution No. 207/96.

Value per thousand shares (R$)	Immune or exempt legal entities (gross amount)	Withholding income tax (15%)	Legal entities and individuals (net amount)
Common shares	0.561909	0.084286	0.477622
Preferred shares (*)	0.618100	0.092715	0.525385

(*)	10% higher than the value of each common share, according to article 7 of the Company’s bylaws.

Corresponding credits were posted to the Company’s accounting records on April 7, 2004, individually for each shareholder based on shares held at the end of April 7, 2004. The payment of this interest began on April 23, 2004.

According to sole paragraph, article 29 of the Company’s bylaws, interest on capital can be included in mandatory minimum dividends for fiscal 2004. Income tax-immune or exempt shareholders will receive this interest at gross amount, as per prevailing legislation, upon evidence of such condition, according to the notice to shareholders published on April 8, 2004.

c)	Payment of interest on capital - fiscal 2003

At the Annual Shareholders’ Meeting held on March 25, 2004, the shareholders approved the payment of interest on capital for fiscal 2003, started on April 23, 2004, to the holders of common and preferred shares based on their shares held on December 29, 2003, according to the Notice to Shareholders published on December 11, 2003. The amount approved for payment was R$1,100.000, less withholding income tax at the rate of 15%, resulting in net interest of R$935,000.

Value per thousand shares (R$)	Immune or exempt legal entities (gross amount)	Withholding income tax (15%)	Legal entities and individuals (net amount)
Common shares	2.089588	0.313438	1.776150
Preferred shares (*)	2.298547	0.344782	1.953765

(*)	10% higher than the value of each common share, according to article 7 of the Company’s bylaws.

Telecomunicações de São Paulo S.A. - Telesp

According to article 9 of Law No. 9,249/95 and item V of CVM Resolution No. 207/96, the net amount of interest on capital was computed in the amount of mandatory minimum dividends for fiscal 2003.

* * * * * * * * * * * * * * * * *

William Cuenca Filho

Accountant

CRC - 1SP194341/O-7

* * * * * * * * * * * * * * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: June 18, 2004.	By:	/s/ Charles E. Allen
	Name:	Charles E. Allen
	Title:	Investor Relations Director